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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	591176102	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Infrastructure & Environmental Private Equity Fund III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4125294

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,179,605

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,179,605

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,179,605

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	21.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Environmental & Information Technology Private Equity Fund III, a German civil partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Foreign

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	5	SOLE VOTING POWER:

NUMBER OF		544,671

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		544,671

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	544,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	4	of	10

1	NAMES OF REPORTING PERSONS: The Productivity Fund III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	51-0369223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		914,461

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		914,461

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	914,461

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Apex Investment Fund III, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4078931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		857,251

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		857,251

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	857,251

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Bret R. Maxwell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		153,846

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,568,193

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,846

WITH:	8	SHARED DISPOSITIVE POWER:

		4,568,193

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,722,039

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	36.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:
186 North Avenue East
Cranford, NJ 07016
Item 2.
(a)	Names of persons filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:
Bret R. Maxwell:

c/o MK Capital
1033 Skokie Blvd.
Suite 430
Northbrook, IL 60062

All Others:

c/o First Analysis Corporation
One South Wacker Drive, Suite 3900
Chicago, IL 60606
(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1)

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Pages, Items 5 through 11.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.
Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Please see Exhibit I attached hereto.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Please see Exhibit I attached hereto.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
     Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.
Dated: January 31, 2006

INFRASTRUCTURE AND ENVIRONMENTAL PRIVATE EQUITY FUND III, L.P.

By:	Infrastructure and Environmental Private Equity Management III, L.L.C., Its General Partner

By:	First Analysis IEPEF Management Company III, L.L.C., A Member

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

ENVIRONMENTAL & INFORMATION TECHNOLOGY PRIVATE EQUITY FUND III, a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

By:	Infrastructure and Environmental Private Equity Management III, LLC, Its Investment Manager

By:	First Analysis IEPEF Management Company III, L.L.C., A Member

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

THE PRODUCTIVITY FUND III, L.P.

By:	First Analysis Management Company III LLC, its General Partner

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

APEX INVESTMENT FUND III, L.P.

By:	Apex Management III LLC, its General Partner

By:	First Analysis Apex Management III, LLC, Member

By:	/s/ Bret R. Maxwell

Bret R. Maxwell, Managing Member

/s/ Bret R. Maxwell

BRET R. MAXWELL

EXHIBIT I to Schedule 13G
Identification of General Partners
     The general partner of Infrastructure and Environmental Private Equity Fund III, L.P. (“IEPEF III”), and Investment Manager of Environmental & Information Technology Private Equity Fund III (“EITPEF”) is Infrastructure and Environmental Private Equity Management III, LLC (“IEPEM”), whose ultimate members are First Analysis Corporation (“FAC”), Bret R. Maxwell (“Maxwell”), Mark Koulogeorge (“Koulogeorge”), Brian E. Hand (“Hand”), Argentum Management, LLC (“AM”), Argentum Investments, LLC (“AI”), Schneur Z. Genack, Inc. (“SZG”), and Hamilton Venture Partners, LLC (“HVP”). Only FAC, Koulogeorge and Maxwell take executive action on behalf of IEPEM with respect to its functioning as general partner of IEPEF III and investment manager of EITPEF.
     F. Oliver Nicklin (“Nicklin”), President and Director of FAC, takes executive actions on behalf of FAC with respect to FAC’s functioning as an ultimate general partner of IEPEF III and EITPEF. Nicklin maintains his principal office at One South Wacker Drive, Suite 3900, Chicago, Illinois 60606 (“Suite 3900”). He is principally employed as an executive of FAC. FAC’s principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 3900.
     Each of AM and AI maintains its business address c/o The Argentum Group (“TAG”), 60 Madison Avenue, Suite 701, New York, New York 10010 (the “TAG Address”). SZG maintains its business address at 227 Hollywood Crossing, Lawrence, New York 11559 (the “SZG Address”). The persons who take actions on behalf of AM, AI and SZG with respect to their functioning as members of IEPEM are Schneur Genack (“Genack”), Daniel Raynor (“Raynor”) and Walter H. Barandiaran (“Barandiaran”). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG Address. TAG’s principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at the SZG Address.
     The person who takes actions on behalf of HVP with respect to its functioning as a member of IEPEM is Charles Hamilton, who is principally employed as an executive of FAC. Hamilton does not take executive action on behalf of FAC with respect to its functioning as an ultimate general partner of IEPEF III and EITPEF. Hamilton maintains his principal business address at 60 Seminary Cove Drive, Mill Valley, California 94941. HVP’s principal business is investment banking.
     To the best of FAC’s knowledge, each of the natural persons listed above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.
     The general partner of The Productivity Fund III, L.P. (“PF”) is First Analysis Management Company III, LLC, whose members are FAC, Maxwell and Koulogeorge. Only FAC, Koulogeorge and Maxwell take executive action on behalf of PF III.
     The general partner of Apex Investment Fund III, L.P. (“AIF III”) is Apex Management III LLC (“AM III”), whose ultimate members are James A. Johnson, George M. Middlemas, FAC, Maxwell, Koulogeorge, Hand, Frederick W.W. Bolander and Donald W. Phillips. Only Johnson, Middlemas, FAC, Maxwell and Koulogeorge take executive action on behalf of AM III with respect to its functioning as general partner of AIF III.